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                                                              EXHIBIT 4(b)(i)(B)

                      INDIVIDUAL RETIREMENT ANNUITY RIDER


GENERAL
This Rider is made part of the Contract to which it is attached. The Contract as amended is intended to qualify as an individual retirement annuity under
Section 408(b) of the Internal Revenue Code of 1986, as amended (the "Code").

APPLICABLE PROVISIONS
The following provisions apply and replace any contrary provisions of the
Contract:

         1. You shall be the Owner. Any provision of the Contract that would allow joint ownership, or that would allow more than one person to share distributions, is deleted.

         2. The Contract is not transferable or assignable (other than pursuant to a divorce decree in accordance with applicable law) and is established for the exclusive benefit of you and your Beneficiaries. It may not be sold, assigned, alienated, or pledged as collateral for a loan or as security.

         3.      Your entire interest in the Contract shall be nonforfeitable.

         4. Premium payments shall be in cash. The following premium payments shall be accepted under this Contract:

                 a. Rollover contributions described in Code Sections 402(c), 403(a)(4), 403(b)(8) and 408(d)(3);

                 b. Amounts transferred from another individual retirement account or annuity;

                 c. Other premium payments in an amount not in excess of $2,000 for any year;

                 [d. Contributions pursuant to a Simplified Employee Pension as provided in Code Section 408(k)].

                 No contribution will be accepted under a SIMPLE plan established by any employer pursuant to Code Section 408(p). No transfer or rollover of funds attributable to contributions made by a particular employer under its SIMPLE plan will be accepted from a SIMPLE IRA prior to the expiration of the 2-year period beginning on the date the individual first participated in that employer's SIMPLE plan.

                 You shall have the sole responsibility for determining whether any premium payment meets applicable income tax requirements.
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         5.      This Contract does not require fixed premium payments.  Any refund of premiums (other than those attributable to excess contributions) will be applied before the close of the calendar year following the year of the refund toward the payment of additional premiums or the purchase of additional benefits.

         6. The Income Date is the date your entire Account Value will be distributed or commence to be distributed to you. Your Income Date shall be no later than April 1 of the calendar year following the calendar year in which you attain age 70 1/2. You shall have the sole responsibility for electing a distribution that complies with this Rider and applicable law.

         7. With respect to any amount which becomes payable under the Contract during your lifetime, such payment shall commence on or before the Income Date and shall be payable in substantially equal amounts, no less frequently than annually. Payments shall be made in the following manner:

                 a.       in a lump sum; or

                 b.       over your life; or

                 c. over the lives of you and your designated beneficiary; or

                 d. over a period certain not exceeding your life expectancy; or

                 e. over a period certain not exceeding the joint and last survivor expectancy of you and your designated beneficiary.

                 If your entire interest is to be distributed in other than a lump sum, then the minimum amount to be distributed each year (commencing with the calendar year following the calendar year in which you attain age 70 1/2 and each year thereafter) shall be determined in accordance with Code Sections 408(b)(3) and 401(a)(9), including the incidental death benefit requirements of Code Section 401(a)(9)(G), and the regulations thereunder including the minimum distribution incidental benefit requirement of Proposed Treasury Regulation Section 1.401(a)(9)-2. Payments must be either nonincreasing or may increase only as provided in Proposed Treasury Regulation
                 Section 1.401(a)(9)-1, Q&A F-3.

         8. If you die after distribution of your interest has commenced, the remaining portion of such interest will continue to be distributed at least as rapidly as under the method of distribution being used prior to your death.

                 If you die before distribution has begun, your entire interest in the Contract must be distributed no later than December 31 of the calendar year in which the fifth anniversary of your death occurs. However, proceeds which are payable to a





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                 named beneficiary who is a natural person may be distributed in substantially equal installments over the lifetime of the beneficiary or a period certain not exceeding the life expectancy of the beneficiary provided such distribution begins not later than December 31 of the calendar year in which the first anniversary of your death occurs. If the beneficiary is your surviving spouse, the surviving spouse may elect not later than December 31 of the calendar year in which the fifth anniversary of your death occurs to receive equal or substantially equal payments over the life or life expectancy of the surviving spouse commencing at any date prior to the date on which you would have attained age 70 1/2. Minimum payments will be calculated in accordance with Code Sections 408(b)(3) and the regulations thereunder.

                 For the purposes of this requirement, any amount paid to any of your children will be treated as if it had been paid to your surviving spouse if the remainder of the interest becomes payable to the surviving spouse when the child reaches the age of majority.

                 If the beneficiary is your surviving spouse, the spouse may treat the Contract as the spouse's own IRA. This election will be deemed to have been made if the surviving spouse makes a regular IRA contribution to the Contract, makes a rollover to or from the Contract, or fails to elect any of the above distribution options.

                 If you die before your entire interest has been distributed, no additional premiums will be accepted under this Contract after your death unless the beneficiary is your surviving spouse.

                 Distributions under this paragraph are considered to have begun if distributions are made on account of the individual reaching his or her required beginning date or if prior to the required beginning date, distributions irrevocably commence to an individual over a period permitted and in an annuity form acceptable under Proposed Treasury Regulation Section 1.401(a)(9).

         9. For purposes of the foregoing provisions, life expectancy and joint and last survivor expectancy shall be determined by use of the expected return multiples in Table V and VI of Treasury Regulation Section 1.72-9 in accordance with Code Section 408(b)(3) and the regulations thereunder. In the case of distributions under paragraph 7 of this Rider, the life expectancy of you and your beneficiary will be initially determined on the basis of your attained ages in the year you reach 70 1/2. In the case of distribution under paragraph 8 of this Rider, life expectancy will be initially determined on the basis of your beneficiary's attained age in the year distributions are required to commence. Unless you (or your spouse) elects otherwise prior to the time distributions are required to commence, your life expectancy and, if applicable, your spouse's life expectancy





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                 will be recalculated annually based on your attained ages in the year for which the required distribution is being determined. The life expectancy of a nonspouse beneficiary will not be recalculated. Instead, life expectancy will be calculated using the attained age of such beneficiary during the calendar year in which the individual attains age 70 1/2, and payments for subsequent years shall be calculated based on such life expectancy reduced by one for each calendar year which has elapsed since the calendar year life expectancy was first calculated.

                 The annual distribution required to be made by your Income Date is for the calendar year in which you reached age 70 1/2. Annual payments for subsequent years, including the year in which your Income Date occurs, must be made by December 31 of that year. The amount distributed for each year shall equal or exceed the annuity value as of the close of business on December 31 of the preceding year, divided by the applicable life expectancy or joint and last survivor expectancy.

                 You may satisfy the minimum distribution requirements under Code Section 408(b)(3) by receiving a distribution from one IRA that is equal to the amount required to satisfy the minimum distribution requirement for two or more IRAs. For this purpose, if you own two or more IRAs, you may use the alternative method described in Notice 88-38, 1988-1 C.B. 524, to satisfy the minimum distribution requirements.

                 You or your beneficiary, as applicable, shall have the sole responsibility for requesting a distribution that complies with this Rider and applicable law.

MODIFICATIONS
We reserve the right to amend the Contract or this Rider to the extent necessary to qualify as an individual retirement annuity for federal income tax purposes.

CHARGE FOR THIS RIDER
There is no charge for this Rider.

EFFECTIVE DATE
This Rider is effective as of the Contract Date.

TERMINATION
This Rider will terminate on the date of the first to occur of the following events:

1.       The Contract is surrendered.

2.       The entire interest in the Contract has been distributed.

3.       You request the termination of this Rider.





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TERMS AND CONDITIONS
All of the terms used in this Rider have the same meanings as in the Contract unless otherwise clearly indicated in this Rider. This Rider is subject to all the exclusions, definitions and provisions of the Contract which are not inconsistent with the terms of this Rider.




                                    Chairman





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